BALCOR EQUITY PROPERTIES-XII
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190

                                April 10, 1996

Dear Investor:

     As you know, on March 11, 1996, Metropolitan Acquisition VII, L.L.C. ("Metropolitan") announced an unsolicited offer to purchase up to approximately 30% of the outstanding limited partnership interests ("Units") of Balcor Equity Properties-XII (the "Partnership") at a price of $250 per Unit. In our letter to you dated March 22, 1996, we informed you that we were expressing no opinion and remaining neutral with respect to Metropolitan's offer. While our position with respect to the offer has not changed, we wanted to provide you with certain additional information that may be useful to you in evaluating the offer.

     As you may recall, in our March 22 letter, we informed you that an unaffiliated third party had contacted The Balcor Company to discuss the potential for a sale of substantially all of the remaining properties of the Partnership. While these discussions did not lead to a definitive offer for the sale of all of the Partnership's properties, this third party, Equity Residential Properties Trust ("Equity"), made a non-binding proposal to the Partnership on April 8, 1996 to purchase two of the Partnership's five remaining properties. We are in serious negotiations with Equity and intend to sign a letter of intent with them.

     The proposed, aggregate sales prices of the two properties included in the Equity proposal is $15,400,000. Taking into account closing costs, mortgage indebtedness, the general partner loan and prorations, assuming that both of the sales of the Partnership's properties contemplated by the Equity proposal are consummated and provided that there are no adjustments to the sales prices as contained in the Equity proposal, we estimate that the net proceeds per Unit available for distribution will be approximately $124 per Unit (see attachment hereto for computation). Keep in mind that Metropolitan's offer is $250 per Unit and that the Partnership will continue to own three properties if the sale contemplated by the Equity proposal is consummated.

     Please note that the sale of the properties to Equity is contingent upon many factors, including the negotiation of mutually acceptable sales contracts. Therefore, there can be no assurance that any sales to Equity will ultimately be completed. Even in the event that both of the contemplated sales are consummated, there can be no assurance that the distribution level described above will actually be paid to the limited partners.

     Please note that pursuant to an amendment dated April 8, 1996, Metropolitan has extended their offer and cannot purchase any tendered Units prior to April 12, 1996. If you wish to withdraw any Units tendered to Metropolitan at any time prior to 5:00 p.m, Eastern Standard Time, on April 12, 1996, you may do so by complying with the withdrawal procedures set forth in the Metropolitan offer.

     Your General Partner will continue to act in the manner that it believes to be in the best interests of the Partnership.

                              Very truly yours,

                              /s/Thomas E. Meador

                              Thomas E. Meador
                              Chairman, Balcor Partners - XII,
                              the General Partner

                         BALCOR EQUITY PROPERTIES-XII

                  CALCULATION OF DISTRIBUTABLE PROCEEDS FROM
                      PROPOSED SALE TO EQUITY RESIDENTIAL




                       Proposed        Mortgage      Distributable
Name of Property    Purchase Price(1)   Debt(2)        Proceeds
- ----------------    --------------      ----           --------

Brierwood          $  5,400,000       ($3,753,000)    $1,647,000

Somerset Village     10,000,000        (6,352,000)     3,648,000
                   ------------      -------------    -----------

      Total         $15,400,000      ($10,105,000)    $5,295,000
      Less General Partner Loan at 3/31/96              (650,000)
                                                      -----------
                                                      $4,645,000
                                                      ==========


Number of Limited Partnership Units:                      37,447

      Total Distributable Proceeds per
      Limited Partnership Unit ($4,645,000 / 37,447)     $124.04
                                                         =======




- ---------------------
   (1)Equity Residential will pay mortgage assumption fees (if any) and related
closing costs.  There are no brokerage commissions.   We are assuming that
prorations or other closing costs payable by the Partnership (if any) will come from Partnership working capital.

   (2)Estimated loan balance assuming a June, 1996 closing.